UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                              (Amendment No. 9)*



                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(a)

                              EMERSON RADIO CORP.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   291087203
------------------------------------------------------------------------------
                                (CUSIP Number)

                            Ruby Lee Yen Kee, Esq.
                           Managing Director, Legal
                          The Grande Holdings Limited
                           146 Robinson Road #01-01
                               Singapore 068909
                               011-65-6221-0010
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 8, 2006
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                        (Continued on following pages)

--------------------------------------------------------------------------------
  CUSIP No. 291087203              SCHEDULE 13D
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON

     S&T International Distribution Ltd
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  | |
                                                                       (b)  | |
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

     AF,BK
-------------------------------------------------------------------------------
  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                          | |
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                    7.      SOLE VOTING POWER

NUMBER OF                   NONE
               ----------------------------------------------------------------
SHARES
                    8.      SHARED VOTING POWER
BENEFICIALLY
                            10,000,000 shares of Common Stock.
OWNED BY EACH  ----------------------------------------------------------------
                    9.      SOLE DISPOSITIVE POWER
REPORTING
                            NONE
PERSON WITH    ----------------------------------------------------------------
                   10.      SHARED DISPOSITIVE POWER

                            10,000 shares of Common Stock.
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            | |
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.91%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 291087203              SCHEDULE 13D
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON

     Grande N.A.K.S. Ltd.
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  | |
                                                                       (b)  | |
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

     AF,BK
-------------------------------------------------------------------------------
  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                          | |
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                    7.      SOLE VOTING POWER

NUMBER OF                   NONE
               ----------------------------------------------------------------
SHARES
                    8.      SHARED VOTING POWER
BENEFICIALLY
                            10,000,000 shares of Common Stock.
OWNED BY EACH  ----------------------------------------------------------------
                    9.      SOLE DISPOSITIVE POWER
REPORTING
                            NONE
PERSON WITH    ----------------------------------------------------------------
                   10.      SHARED DISPOSITIVE POWER

                            10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            | |
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.91%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 291087203              SCHEDULE 13D
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON

     The Grande Holdings Limited
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  | |
                                                                       (b)  | |
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

     WK,BK
-------------------------------------------------------------------------------
  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                          | |
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------------------------------------------------------------------------
                    7.      SOLE VOTING POWER

NUMBER OF                   NONE
               ----------------------------------------------------------------
SHARES
                    8.      SHARED VOTING POWER
BENEFICIALLY
                            13,780,600 shares of Common Stock.
OWNED BY EACH  ----------------------------------------------------------------
                    9.      SOLE DISPOSITIVE POWER
REPORTING
                            NONE
PERSON WITH    ----------------------------------------------------------------
                   10.      SHARED DISPOSITIVE POWER

                            13,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            | |
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.87%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 291087203              SCHEDULE 13D
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON

     The Grande Group Limited
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  | |
                                                                       (b)  | |
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

     WC
-------------------------------------------------------------------------------
  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                          | |
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Singapore
-------------------------------------------------------------------------------
                    7.      SOLE VOTING POWER

NUMBER OF                   NONE
               ----------------------------------------------------------------
SHARES
                    8.      SHARED VOTING POWER
BENEFICIALLY
                            3,780,600 shares of Common Stock.
OWNED BY EACH  ----------------------------------------------------------------
                    9.      SOLE DISPOSITIVE POWER
REPORTING
                            NONE
PERSON WITH    ----------------------------------------------------------------
                   10.      SHARED DISPOSITIVE POWER

                            3,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            | |
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.955%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 291087203              SCHEDULE 13D
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON

     Christopher Ho Wing On
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  | |
                                                                       (b)  | |
-------------------------------------------------------------------------------
  3. SEC USE ONLY
-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

     AF,BK
-------------------------------------------------------------------------------
  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                          | |
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
-------------------------------------------------------------------------------
                    7.      SOLE VOTING POWER

NUMBER OF                   NONE
               ----------------------------------------------------------------
SHARES
                    8.      SHARED VOTING POWER
BENEFICIALLY
                            13,780,600 shares of Common Stock.
OWNED BY EACH  ----------------------------------------------------------------
                    9.      SOLE DISPOSITIVE POWER
REPORTING
                            NONE
PERSON WITH    ----------------------------------------------------------------
                   10.      SHARED DISPOSITIVE POWER

                            13,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            | |
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.87%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------

            This statement on Schedule 13D/A (the "Statement") amends and restates the Schedule 13D relating to shares of Common Stock (the "Common Stock"), of Emerson Radio Corp. (the "Emerson"), as originally filed with the Securities and Exchange Commission (the "SEC") on December 15, 2005 (the "Initial Statement") by The Grande Holdings Limited ("Grande Holdings"), Grande N.A.K.S. Ltd. ("N.A.K.S."), S&T International Distribution Ltd. ("S&T"), The Grande Group Limited ("GGL") and Mr. Christopher Ho Wing On ("Mr. Ho" and, together with Grande Holdings, N.A.K.S., S&T and GGL, the "Reporting Persons"), as amended by Amendment No.1, dated March 7, 2006 ("Amendment No.1"), Amendment No.2, dated May 9, 2006 ("Amendment No.2"), Amendment No.3, dated May 25, 2006 ("Amendment No.3"), Amendment No.4, dated June 15, 2006 ("Amendment No.4"), Amendment No.5, dated July 7, 2006 ("Amendment No.5"), Amendment No.6, dated July 28, 2006 ("Amendment No.6"), Amendment No.7, dated August 10, 2006 ("Amendment No.7") and Amendment No. 8, dated September 19, 2006 ("Amendment No. 8" and together with the Initial Statement, Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No.5, Amendment No.6 and Amendment No. 7, the "Previous Filings"), all filed by the Reporting Persons.


ITEM 1.     SECURITY AND ISSUER.

            This Statement is filed with respect to the Common Stock of Emerson, a Delaware corporation. The address of Emerson is Nine Entin Road, Parsippany, New Jersey 07054-0430.


ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed on behalf of each of the following Reporting Persons:

            (a) Grande Holdings, a Bermuda corporation engaged in manufacturing, sale and distribution of audio, video and other consumer electronics and digital products, the executive offices of which are located at 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong;

            (b) N.A.K.S., a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

            (c) S&T, a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

            (d) GGL, a Singapore corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

            (e) Mr. Ho, a citizen of Canada. Mr. Ho's business address is 146 Robinson Road, #01-01 Singapore 068909. Mr. Ho is the President and Group Chief Executive of Grande Holdings.

            Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 10,000,000 shares of Emerson's Common Stock held by it (the "Original Shares"). GGL has the direct power to vote and direct the disposition of 3,780,600 shares of Emerson's Common Stock held by it (the "Additional Shares" and together with the Original Shares, the "Shares"). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Original Shares held for the account of S&T. As the sole parent of N.A.K.S. and the sole parent of GGL, Grande Holdings has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the owner of approximately 64% of the share capital of Grande Holdings, Barrican Investments Corporation ("Barrican") has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole parent of Barrican, The Grande International Holdings Ltd ("Grande International") has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole owner of Grande International, the Ho Family Trust has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole beneficiary of the Ho Family Trust, Mr. Ho has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. In such capacities, Grande Holdings, N.A.K.S. and Mr. Ho may be deemed to be the beneficial owners of the Shares held for the account of S&T and GGL.

            Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of a Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

            During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On December 5, 2005, S&T purchased from a stockholder of Emerson pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") 10,000,000 shares of Common Stock (i.e., the Original Shares) for $26 million in cash and a convertible debenture issued by Grande Holdings with a face value of $26 million (the "Consideration").

            The source of the funds that S&T used to pay the cash component of the purchase price was (1) Grande Holdings' working capital/cash on hand and
(2) a term loan facility provided by ABN AMRO Bank N.V., Hong Kong Branch in the amount of US$26 million, under a facility agreement entered into by S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch (the "Term Loan Facility"). Grande Holdings guaranteed all of S&T's obligations under the term loan facility. As additional security for its obligations, S&T (1) pledged and granted to ABN AMRO a security interest in the Acquired Shares, and (2) assigned to ABN AMRO, by way of fixed security with first-ranking priority, enforceable upon an event of default, all of its rights under the Stock Purchase Agreement. The Term Loan Facility has been paid in full, and the security created by the Assignment of Acquisition Agreement (listed as Exhibit 6 hereto) and the Pledge Agreement (listed as Exhibit 7 hereto) has been discharged and such agreements have been terminated.

            Since December 5, 2005, GGL acquired in open market purchases the Additional Shares, 3,780,600 shares of Common Stock. The source of funds to acquire the Additional Shares was the working capital of GGL. The total purchase price for the shares acquired since December 5, 2005 was approximately US$12,275,595.00. None of Mr. Ho, Grande Holdings nor N.A.K.S. directly owns any Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

            The shares of Common Stock beneficially owned by the Reporting Persons were acquired as described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 is hereby incorporated by reference into this Item 4.

            On December 9, 2005, Mr. Michael Andrew Barclay Binney, a director of N.A.K.S. and Grande Holdings, was elected to the Board of Directors of Emerson at the annual meeting of Emerson's shareholders. On March 30, 2006, the Board of Directors of Emerson appointed Adrian Ma as the Chairman of the Board and CEO of Emerson (Mr. Ma served as the Chairman of the Board until July 28, 2006). Mr. Ma is also a director of N.A.K.S. and Grande Holdings. On July 28, 2006, the Board of Directors of Emerson appointed Mr. Ho as the Chairman of the Board of Emerson. Mr. Ho is also a director of N.A.K.S. and the Chairman of Grande Holdings. On March 30, 2006, the Board of Directors of Emerson appointed Greenfield Pitts as a director on the Board of Emerson. Mr. Pitts is a consultant for Grande Holdings. As directors of Emerson, Messrs. Ho, Binney, Ma, and Pitts have influence over the corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

            On November 8, 2006, The Grande (Nominees) Ltd., a wholly owned subsidiary of Grande Holdings, made a proposal to Emerson to sell to a wholly-owned non-U.S. subsidiary of Emerson ("Emerson Sub") 51% of the outstanding share capital of Capetronic Group, Ltd. ("CGL"), an indirectly wholly-owned subsidiary of Grande Holdings, which owns and operates, through various subsidiaries, the consumer electronics manufacturing operations of Grande Holdings. The proposed purchase price for the CGL shares is $108 million, which is a multiple of CGL's estimated earnings for 2006. The proposed purchase price would be adjusted following the closing based on the 2006 audited earnings of CGL. The purchase price would be paid by Emerson Sub in the form of a long-term interest-bearing note. As a result of the proposed transaction, Emerson Sub would hold 51% of the outstanding share capital of CGL. Consummation of the proposed transaction would be subject, among other conditions, to the execution of mutually agreeable definitive documentation, receipt of any necessary regulatory approvals and third-party consents, and the execution of definitive agreements would be subject to satisfactory completion of a due diligence investigation of CGL by Emerson Sub. It is anticipated that Emerson will form a special committee of disinterested directors, to evaluate whether the proposal is in the best interests of Emerson and its stockholders, and to negotiate the proposed transaction on behalf of Emerson and Emerson Sub, with such advisors and consultants as they may deem necessary and appropriate. There can be no assurances that any agreement will be reached with regard to such transaction. The Reporting Persons have reserved the right to withdraw or amend the proposal and to otherwise change their intentions and plans at any time with regard to the proposed transaction. The principal terms of the transaction as proposed to Emerson are attached hereto as Exhibit 8 and are hereby incorporated by reference into this Item 4.

            The Reporting Persons believe they may now be deemed to be in a position to exercise influence over the management and corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously evaluate developments affecting Emerson, Emerson's businesses and prospects, other investment and business opportunities available to the Reporting Persons, the prevailing general stock market, economic and other conditions, including in particular the price and availability of shares of Common Stock, tax considerations and all other factors deemed relevant in determining whether to increase or to decrease the size of the Reporting Persons' investment in Emerson. At any time, the Reporting Persons may seek to acquire more shares of Common Stock of Emerson, or some or all of the shares of Common Stock beneficially owned by any of the Reporting Persons may be sold, in either case through open market sales or purchases, in privately-negotiated transactions or otherwise.

            As part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider advancing any option available to it, including those actions set forth in clauses (a) through (j) of Item 4 and, subject to applicable law, each Reporting Person may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of Emerson, other shareholders of Emerson or other third parties regarding such matters.

            Except as indicated in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified on Annex A to this Statement, currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            S&T is the record owner of the Original Shares and GGL is the record owner of the Additional Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Original Shares. As the sole stockholder of N.A.K.S and GGL, Grande Holdings may be deemed to own beneficially the Shares. Mr. Ho has a beneficial interest in approximately 64% of the capital stock of Grande Holdings. By virtue of such interest and his position with Grande Holdings, Mr. Ho may be deemed to have power to vote and power to dispose of the Shares beneficially held by Grande Holdings.

      (a) N.A.K.S. and S&T may be deemed to own beneficially 36.91% of the Common Stock of Emerson, which percentage is calculated based upon: 27,089,832 shares of Common Stock reported to be outstanding as of October 26, 2006. Grande Holdings and Mr. Ho may be deemed to own beneficially 50.87% of the Common Stock of Emerson. GGL may be deemed to own beneficially 13.955% of the Common Stock of Emerson. Each of the Reporting Persons, except for S&T with respect to the Original Shares and GGL with respect to the Additional Shares, disclaims beneficial ownership of the Shares.

      (b)   Regarding the number of shares as to which such person has:

            i. sole power to vote or to direct the vote: 0 shares for each Reporting Person.

            ii. shared power to vote or to direct the vote: 13,780,600 shares for each Reporting Person.

            iii. sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.

            iv.   shared power to dispose or to direct the disposition:
                  13,780,600 shares for each Reporting Person.

      (c) There have been no transactions with respect to the Common Stock since September 13, 2006 by any of the Reporting Persons.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Certain Reporting Persons are parties to the contracts filed hereunder as Exhibits 2-7. Exhibits 2-7 are incorporated herein by reference from the Initial Statement. The contracts listed in Exhibits 3 and 5 have been fully performed, and the contracts listed in Exhibits 6 and 7 have been terminated. The Stock Purchase Agreement has been fully performed, except for confidentiality and public announcements covenants, which remain in effect.

            Michael Andrew Barclay Binney currently owns 8,333 options to purchase Common Stock that are currently exercisable or exercisable within sixty days after October 26, 2006. Mr. Binney has options to purchase 16,667 Common Stock issued pursuant to Emerson's 2004 Director Stock Option Plan that are not exercisable within sixty days after October 26, 2006.

            Subject to the approval of the stockholders of Emerson, at its annual meeting, to increase the number of shares available for issuance under the Director Plan, immediately following the annual meeting, Mr. Pitts is expected to receive options to purchase 25,000 Common Stock.

            Except as described or incorporated by reference above, as of the date hereof none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


      Exhibit 1: Joint Filing Agreement, dated November 8, 2006 by and among Grande Holding, N.A.K.S., S&T and Mr. Ho.

      Exhibit 2: Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of August 20, 2005, between Mr. Jurick and S&T ("Stock Purchase Agreement").

      Exhibit 3: Supplemental Agreement to the Stock Purchase Agreement, dated as of September 28, 2005, between Mr. Jurick and S&T.

      Exhibit 4: Convertible Debenture dated December 5, 2005 issued by Grande Holdings in favor of Mr. Jurick.

      Exhibit 5: Facility Agreement, dated August 22, 2005 among S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch.

      Exhibit 6: Assignment of Acquisition Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

      Exhibit 7: Pledge Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

      Exhibit 8: Proposal for the purchase by a non-U.S. subsidiary of Emerson Radio of the consumer electronics manufacturing operations of the Capetronic Group.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2006




    /s/ Christopher Ho Wing On
    ----------------------------------------
    CHRISTOPHER HO WING ON



  THE GRANDE HOLDINGS LIMITED


       By:   /s/ Christopher Ho Wing On
    ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:     Director



     THE GRANDE GROUP LIMITED


       By:   /s/ Ruby Lee Yen Kee
    ----------------------------------------
    Name:   Ruby Lee Yen Kee
    Title:     Director



   GRANDE N.A.K.S. LTD.


       By:   /s/ Christopher Ho Wing On
    ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:     Director



   S&T INTERNATIONAL DISTRIBUTION LTD.


       By:   /s/ Grande N.A.K.S. Ltd. by Christopher Ho Wing On
    ----------------------------------------
    Name:   Grande N.A.K.S. Ltd.
    Title:     Director

                                    ANNEX A


      Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande Holdings. The principal address of each individual listed below, unless otherwise indicated below, is the current business address for Grande Holdings (146 Robinson Road, #01-01 Singapore 068909).

------------------------------- ---------------------------- ---------------------------- ----------------------------
  Name and Business                 Position with                 Present Principal               Citizenship
         Address                  Reporting Person                 Occupation or
                                                                     Employment

------------------------------- ---------------------------- ---------------------------- ----------------------------
Christopher Ho Wing-On          Director of The Grande       Group Chief Executive        Canadian
                                Holdings Limited
------------------------------- ---------------------------- ---------------------------- ----------------------------
Michael Andrew Barclay Binney   Director of The Grande       Group Executive              British
                                Holdings Limited
------------------------------- ---------------------------- ---------------------------- ----------------------------
Adrian Ma Chi Chiu              Director of The Grande       Group Executive              British
                                Holdings Limited
------------------------------- ---------------------------- ---------------------------- ----------------------------
Lam Chuck Fai                   Director of The Grande       Group Executive              British
                                Holdings Limited
------------------------------- ---------------------------- ---------------------------- ----------------------------
Paul Law Kwok Fai               Director of The Grande       Group Executive              British
                                Holdings Limited
------------------------------- ---------------------------- ---------------------------- ----------------------------
Christine Asprey Lai Shan       Director of The Grande       Group Executive              British
                                Holdings Limited
------------------------------- ---------------------------- ---------------------------- ----------------------------
Herbert Tsoi Hak Kong           Director of The Grande       Solicitor, Herbert Tsoi &    British
Room 602, Aon China Building,   Holdings Limited             Partners
29 Queen's Road Central, Hong
Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Johnny Lau Wing Hung            Director of The Grande       Chairman, Jacobson Medical   Singaporean
15/F, China Trade Centre,       Holdings Limited             (HK) Ltd
No.122-124 Wai Yip Street,
Kwun Tong, Kowloon, Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------
Martin Ian Wright               Director of The Grande       Consultant, China            British
404 Fook Hong Industrial        Holdings Limited             Manufacturing Solutions
Building, 19 Sheung Yuet                                     Limited
Road, Kowloon Bay, Kowloon,
Hong Kong
------------------------------- ---------------------------- ---------------------------- ----------------------------

      Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of N.A.K.S. The principal address of each individual listed below, unless otherwise indicated below, is the current business address for N.A.K.S. (146 Robinson Road, #01-01 Singapore 068909).

------------------------------- ---------------------------- ---------------------------- ----------------------------
  Name and Business                 Position with                 Present Principal               Citizenship
         Address                  Reporting Person                 Occupation or
                                                                     Employment

------------------------------- ---------------------------- ---------------------------- ----------------------------
The Grande Holdings Limited     Controlling Shareholder      N/A                          Bermuda
------------------------------- ---------------------------- ---------------------------- ----------------------------


                                      14

------------------------------- ---------------------------- ---------------------------- ----------------------------
Christopher Ho Wing-On          Director of Grande           Group Chief Executive        Canadian
                                N.A.K.S. Ltd
------------------------------- ---------------------------- ---------------------------- ----------------------------
Michael Andrew Barclay Binney   Director of Grande           Group Executive              British
                                N.A.K.S. Ltd
------------------------------- ---------------------------- ---------------------------- ----------------------------
Adrian Ma Chi Chiu              Director of Grande           Group Executive              British
                                N.A.K.S. Ltd
------------------------------- ---------------------------- ---------------------------- ----------------------------

      Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T. The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T (146 Robinson Road, #01-01 Singapore 068909).

------------------------------- ---------------------------- ---------------------------- ----------------------------
  Name and Business                 Position with                 Present Principal               Citizenship
         Address                  Reporting Person                 Occupation or
                                                                     Employment

------------------------------- ---------------------------- ---------------------------- ----------------------------
Grande N.A.K.S. Ltd             Director of  S&T             Not applicable               Incorporated in British
                                International Distribution                                Virgin Islands
                                Limited and Controlling
                                Shareholder
------------------------------- ---------------------------- ---------------------------- ----------------------------

      Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of GGL. The principal address of each individual listed below, unless otherwise indicated below, is the current business address for Grande Holdings (146 Robinson Road, #01-01 Singapore 068909).

------------------------------- ---------------------------- ---------------------------- ----------------------------
  Name and Business                 Position with                 Present Principal               Citizenship
         Address                  Reporting Person                 Occupation or
                                                                     Employment

------------------------------- ---------------------------- ---------------------------- ----------------------------
The Grande Holdings Limited     Controlling Shareholder      N/A                          Bermuda
------------------------------- ---------------------------- ---------------------------- ----------------------------
Ruby Lee Yen Kee                Director of Grande Group     Group Executive              Singaporean
                                Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Manjit Singh Gill               Director of Grande Group     Group Executive              Singaporean
                                Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------

                                   Exhibit 1

                            JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A dated November 8, 2006 (including amendments thereto) with respect to the Common Stock of Emerson Radio Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 8, 2006


  /s/ Christopher Ho Wing On
    ----------------------------------------
    CHRISTOPHER HO WING ON


  THE GRANDE HOLDINGS LIMITED


       By:   /s/ Christopher Ho Wing On
    ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:  Director



     THE GRANDE GROUP LIMITED


       By:   /s/ Ruby Lee Yen Kee
    ----------------------------------------
    Name:   Ruby Lee Yen Kee
    Title:  Director



   GRANDE N.A.K.S. LTD


       By:   /s/ Christopher Ho Wing On
    ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:  Director


   S&T INTERNATIONAL DISTRIBUTION LTD.


       By:   /s/ Grande N.A.K.S. Ltd. by Christopher Ho Wing On
    ----------------------------------------
    Name:   Grande N.A.K.S. Ltd.
    Title:  Director

                                   Exhibit 8

      PROPOSAL FOR THE PURCHASE BY A NON-U.S. SUBSIDIARY OF EMERSON RADIO
          OF THE CONSUMER ELECTRONICS MANUFACTURING OPERATIONS OF THE
                               CAPETRONIC GROUP


Set forth below are the principal parameters of the proposed transaction (the "Proposed Transaction"). This document does not constitute a binding agreement or commitment of either party and does not address all of the material terms of the Proposed Transaction, which will be set forth in a definitive agreement executed by the parties. The existence of this document, its contents and any discussion thereof constitutes confidential information, subject to disclosure obligations under applicable law. For the avoidance of doubt, the consummation of any transaction shall be subject, inter alia, to the satisfaction of applicable conditions precedent.

--------------------------------------------------------------------------------------------------------------------------

Transaction Structure:                   The Proposed Transaction would be structured as an acquisition by a wholly-owned
                                         non-U.S. subsidiary of Emerson Radio Corp. (the "Buyer") from The Grande
                                         (Nominees) Ltd., a British Virgin Islands company (the "Seller"), of 51% of the shares of Capetronic Group Ltd., a British Virgin Islands company (the
                                         "Company"), which in turn holds the shares of the eight operating entities (the
                                         "Operating Entities") in which the Business is currently housed. The structure of the Proposed Transaction could be modified to the extent necessary to address relevant tax considerations.

Business:                                The consumer electronics manufacturing operations owned by the Operating Entities.

Shares:                                  The Buyer shall acquire, and the Seller shall sell, shares representing 51% of the issued and outstanding share capital of the Company (the "Shares").

Purchase Price:                          The Purchase Price for the Shares shall be US$108 million. The Purchase Price will be paid through the issuance by the Buyer to the Seller of a note (the
                                         "Note", the terms of which are described below). The Purchase Price shall be adjusted as set forth in the "Terms of Note" paragraph below.

Closing Date:                            No later than December 31, 2006.

Definitive Agreements:                   The definitive agreements to be executed by the parties will include a stock purchase agreement (the "Purchase Agreement"), the Note, a collateral security agreement and other related documentation (the "Transaction Documents"). The
                                         Transaction Documents will be prepared by US and local counsel to the Seller.



                                                            1

Costs and Expenses:                      Except as otherwise provided herein, or as hereafter mutually agreed by the parties, all costs and expenses incurred in connection with this Term Sheet and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Conditions to Closing:                   The Purchase Agreement will contain conditions to closing usual and customary for a transaction of this type, including: accuracy of representations and warranties, performance of covenants, clear title, legal opinions, closing certificates, expiration of applicable antitrust notification waiting periods, approval of the Board of Directors of each of the Seller, The Grande Holdings
                                         Ltd., Emerson Radio Corp. and the Buyer, receipt of national and local governmental and stock exchange approvals (including any PRC, BVI, HKSE and AmEx approvals), receipt of other third party consents (including third-party lenders), transfers of permits (if necessary), absence of injunctions or other legal restraints, modifications to existing agreements (including debt agreements) and no significant changes in regulatory environment.

Representations and Warranties:          The Purchase Agreement will contain usual and customary representations and warranties for transactions of this type by a seller which is a wholly-owned subsidiary of a publicly-listed company.

                                         The Purchase Agreement and the Note will also contain usual and customary representations and warranties for transactions of this type by a buyer which is a wholly-owned subsidiary of a publicly-listed company.

Covenants:                               The Purchase Agreement will contain usual and customary covenants by Seller and
                                         Buyer for a transaction of this type, including: reasonable access to facilities, and information, assistance during transition, confidentiality, public announcements, notification of breaches and cooperation and use of reasonable commercial efforts to obtain required governmental approvals, third party consents and permit transfers to consummate the Proposed Transaction.

Indemnification:                         The Seller and the Buyer will indemnify and hold harmless each other and their respective affiliates, directors, officers, employees and agents from and against losses, liabilities, damages, obligations, payments, costs and expenses resulting from breaches of representations, warranties or covenants under the Purchase
                                         Agreement. The parties' indemnification obligations will be subject to appropriate deductibles and a cap.

Governing Law; Dispute                   The Transaction Documents will be governed by the laws of the State



                                                            2

Resolution:                              of New York (other than any conflict of laws rules thereof which would lead to the application of the laws of any other jurisdiction), except that any collateral security arrangements may be governed by the law of the jurisdiction in which the collateral is located. Any disputes will be resolved pursuant to the
                                         Rules of Commercial Arbitration of the American Arbitration Association.

Confidentiality                          Except as required by law or regulatory authorities, neither party will issue any statement or communication to the public or press release regarding the Proposed
                                         Transaction without the prior written approval of the other parties. The parties will prepare a joint announcement for release upon announcement of the Proposed
                                         Transaction.

Due Diligence                            The Seller shall cooperate with the Buyer to enable the Buyer and its advisors to perform a due diligence investigation of the Company prior to the execution of the Purchase Agreement.

Terms of Note:                           The Principal Amount shall be equal to the Purchase Price (i.e., $108 million).

                                         Following the Closing, the Principal Amount shall be adjusted upward or downward based on the difference between the Purchase Price and the figure that is equal to 51% of 10 times the net-after tax consolidated profits of the Company for the
                                         12-month period ending December 31, 2006. The net-after tax consolidated profits of the Company shall be calculated in accordance with Hong Kong GAAP.

                                         Interest: Libor + 2% per annum.

                                         Maturity Date: 7 years following the Closing Date.

                                         The Principal Amount shall be paid in 7 consecutive, substantially equal, annual installments, commencing one year following the Closing.

                                         Interest shall be paid quarterly based on the then outstanding principal amount.

Events of Default and Remedies:          The Note will contain usual and customary Events of Default for a transaction of this type, including: (i) violation of any covenant (after notice and cure periods, where customary); (ii) material inaccuracy of representations and warranties when made or deemed to be made; (iii) any event of default occurring under any material agreements and indebtedness; and (iv) any material adverse change.

                                         Upon the occurrence of an Event of Default, the Seller may take any



                                                            3

                                         or all of the following actions: (i) declare the Note to be due and payable; and
                                         (ii) exercise any other rights and remedies available at law.

Collateral:                              The obligations of the Buyer under the Note will be secured by a first lien in all of the Shares. The Buyer will to the extent necessary obtain the consent of
                                         Wachovia Bank to permit the foregoing pledge.

Guarantors:                              To the extent requested by the Seller prior to closing, Emerson Radio Corp.
                                         and/or its direct and indirect subsidiaries will guaranty the payment of the
                                         Note.

                                                    ANNEX A

                                               Capetronic Group
                                                Corporate Chart


                                              --------------------
                                              |    The Grande    |
                                              | Holdings Limited |
                                              |    (Bermuda)     |
                                              |      100%        |
                                              --------------------
                                                       |
                                                       |
                                                       |
                                              --------------------
                                              |    The Grande    |
                                              |  (Nominees) Ltd. |
                                              |      (BVI)       |
                                              |      100%        |
                                              --------------------
                                                       |
                                                       |
                                                       |
                                              --------------------
                                              | Capetronic Group |
                                              |       Ltd.       |
                                              |      (BVI)       |
                                              |       100%       |
                                              --------------------
                                                       |
                                                       |
                                                       |
     -----------------------------------------------------------------------------------------------------------------------
     |               |                  |              |             |               |                   |                 |
     |               |                  |              |             |               |                   |                 |
     |               |                  |              |             |               |                   |                 |
------------    ------------     --------------    ----------    ---------     --------------     ---------------     ---------
|   Akai   |    |  Sansui  |     | Capetronic |    | Soshin |    | Tomei |     |  San Gan   |     | Capetronic  |     | Akai  |
| Electric |    | Electric |     |  Displays  |    | Onkyo  |    | Shoji |     | Industrial |     | Europe A/S. |     | Kaden |
| (China)  |    | (China)  |     |   Ltd.     |    | Int'l  |    | Ltd.  |     |  Co. Ltd.  |     |  (Denmark)  |     | Ltd.  |
| Co. Ltd. |    | Co. Ltd. |     |   (BVI)    |    |  Ltd.  |    | (BVI) |     |   (BVI)    |     |     80%     |     | (BVI) |
|  (PRC)   |    |  (PRC)   |     |   100%     |    |  (BVI) |    | 100%  |     |   100%     |     ---------------     | 100%  |
|  100%    |    |  100%    |     --------------    |  100%  |    ---------     --------------                         ---------
------------    ------------                       ----------
                                                       |
                                                       |
                                                       |
                                              --------------------
                                              | Zhongshan Dongyu |
                                              |  Electronic Ltd. |
                                              |       (PRC)      |
                                              |       100%       |
                                              --------------------